[LETTERHEAD OF MTA-EMCI]




                                       March 8, 1996


         Mr. Michael K. Menerey
         Chief Financial Officer
         Falcon Holding Group, L.P.
         474 So. Raymond Avenue
         Suite 200
         Pasadena, CA  91105

         Dear Mr. Menerey:

                               PURPOSE OF APPRAISAL

                   Malarkey-Taylor Associates, Inc., ("MTA-EMCI") was retained by the Advisory Committee of Falcon Cable Systems, L.P. ("Falcon") to (1) prepare a separate fair market appraisal of each of the eight regions of cable systems (the "Systems") now owned by Falcon and an overall fair market valuation as of December 31, 1995, (2) prepare appraisals of Proposed Exchange Systems, if and when identified, (3) prepare an overall appraisal of the Systems remaining, absent the Exchange Systems, and (4) render a fairness opinion on certain aspects of the Exchange and Section 3.14 Sale, as described in Falcon's Limited Partnership Agreement. The results of the appraisals in Item 1, above, are presented below and will be used by Falcon as an independent determination of the fair market value of the Systems in each region and an overall value, with the resulting values to be utilized in the selection and valuation of the Proposed Exchange Systems. The deliverables for Items 2, 3 and 4, above, will be provided at later dates.

                                FAIR MARKET VALUE

                   Fair market value is the cash price a willing buyer would give a willing seller in an arm's length transaction in order to complete the sale. It is assumed that both buyer and seller have been informed of all relevant facts and neither is under any compulsion to conclude the transaction.






         Mr. Michael K. Menerey
         March 8, 1996
         Page 2



                          FAIR MARKET VALUE METHODOLOGY

                   MTA-EMCI used five generally accepted cable televi-sion valuation methods in establishing the range of total fair market values of the Systems as going concerns. The first method used a multiple of the past year's operating income derived from comparable asset values of privately-held and publicly-traded companies. The second method used a lower mul-tiple of the annualized current month's operating income. The third method applied a slightly lower multiple of next year's projected operating income. The fourth method was a discounted net cash flow analysis to achieve a target after-tax return on equity, given particular operating and financing assumptions unique to the Systems' assets. The fifth method was a dis-counted cash flow method that measured the net present value of the projected pre-tax operating cash flows (less capital expen-ditures, plus the residual value of the Systems) that represent the return on the total investment.

                      CONTINGENCIES AND LIMITING CONDITIONS

                   Our conclusions as to the fair market values of the Systems are based upon the following, which to the best of our knowledge, are reliable and sound:

         1. MTA-EMCI's onsite inspection of a representative portion of the Systems and communities served.

         2. Unaudited financial statements for the 12-month period ending December 31, 1995, and audited financial statements for the 12-month periods ending December 31, 1994 and December 31, 1993.

         4. Homes passed and subscriber data as of December 31, 1995, provided by Falcon.

         5. Miscellaneous management data as to the current subscriber rates, construction schedules, etc., as of the appraisal date.






         Mr. Michael K. Menerey
         March 8, 1996
         Page 3



                                STATEMENT OF VALUE

                   MTA-EMCI certifies that, to the best of our knowl-edge, the statements contained in this appraisal are correct and that the opinions stated are based on a consideration of the relevant factors. Furthermore, neither MTA-EMCI nor any of its representatives have any current interest or contemplated future interest in the assets appraised.

                   Based on the various analyses, computations, and con-siderations discussed in this letter, it is our professional judgment, subject to the assumptions and limitations stated herein, that the fair market values of the Systems as of Decem-ber 31, 1995, free and clear of any encumbrances, are as fol-lows:
                   Region                    Value
                   Tulare                $ 31,972,000

                   San Luis Obispo         29,585,000

                   Hesperia                38,846,000

                   Gilroy                  76,000,000

                   Florence                10,696,000

                   Dallas                  35,334,000

                   Coos Bay                34,501,000

                   Central (Oregon)        26,294,000

                   Combined Systems      $283,228,000


                                            Sincerely,

                                            /s/ Robert M. Jones

                                            Robert M. Jones
                                            President
         RMJ/byn